AB 3/7

15047458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
Wash., DC
201

SEC FILE NUMBER
8-68987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Shellpoint Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street, 37th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

DD 3/10/15

I, Joseph McSherry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shellpoint Capital LLC, as of, December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Kelly L. Hagstrand
Notary Public

KELLY L. HAGSTRAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA6246833
Qualified in Richmond County
Commission Expires August 15, 2015

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

SHELLPOINT CAPITAL LLC

(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)

December 31, 2014

SHELLPOINT CAPITAL LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements	
Statement of Financial Condition	3
Statement of Loss	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	11

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shellpoint Capital LLC

We have audited the accompanying statements of financial condition of Shellpoint Capital LLC (the "Company") as of December 31, 2014, and the related statements of loss, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shellpoint Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing

procedures to test the completeness and accuracy of the information presented on pages 10 and 11. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 26, 2015

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and cash equivalents	$	264,045
Prepaid expenses		3,758
Total assets	$	267,803
LIABILITIES AND MEMBER'S EQUITY		
Due to Parent	$	174,490
Accounts payable and accrued expenses		13,750
Total liabilities		188,240
MEMBER'S EQUITY		
Member's equity		79,563
Total liabilities and member's equity	$	267,803

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Loss
Year ended December 31, 2014

EXPENSES	
Compensation	$ 154,911
Professional fees	38,900
Occupancy and related	36,168
Dues and licensing	2,138
General and administrative	2,139
Total expenses	234,256
Net loss	$ (234,256)

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2014

	Total Member's Equity
Balance - January 1, 2014	$ 58,819
Capital contribution	255,000
Net loss	(234,256)
Balance - December 31, 2014	$ 79,563

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Cash Flows
Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES :	
Net loss	$ (234,256)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in prepaid expenses	(1,922)
Decrease in due to affiliates	(11,721)
Increase in accounts payables and accrued expenses	8,500
Net cash used in operating activities	(239,399)
CASH FLOWS FROM FINANCING ACTIVITIES :	
Contributions made by member	255,000
Net cash provided by financing activities	255,000
Net increase in cash	15,601
Cash and cash equivalents, beginning of year	248,444
Cash and cash equivalents, end of year	$ 264,045

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shellpoint Capital LLC (the "Company"), a Delaware limited liability company, was formed on August 17, 2011 as a wholly owned subsidiary of Shellpoint Partners LLC ("Shellpoint" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has not engaged in any broker-dealer activity as of December 31, 2014. The Company was formed to act as a placement agent and to provide financial advisory services to an affiliate. The Company intends to commence revenue generating activities in 2015 – see Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when purchased to be cash equivalents. As of December 31, 2014, the Company did not have any cash equivalents and its cash was held in a noninterest bearing account.

Currently, the Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 per depositor, per institution. As of December 31, 2014, the cash balance was $264,045. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash.

Income Taxes

The Company is a limited liability company and is therefore taxed as a partnership for U.S. federal income tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. Accordingly, no income tax liability or expense has been recorded in the financial statements of the Company.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. Management has reviewed its tax positions for 2011 through 2014 and has determined that the Company has no tax positions that require measurement or additional disclosure.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness changes day to day, however, as of December 31, 2014, the Company had net capital of $75,805, which was $63,256 in excess of its required minimum net capital of $12,549. The Company's ratio of aggregate indebtedness to net capital was 2.48 to 1.

4. RELATED PARTY TRANSACTIONS

During 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with Shellpoint for expenses relating to office space, employee and administrative services. The expense allocation on a monthly basis is $17,219 and is based on estimated values of office space, goods and services to be provided by Shellpoint. On October 1, 2014, the Company and Shellpoint amended the Agreement to reduce the expense allocation to $12,036 per month. For the year ended December 31, 2014, the expense allocation totaled $191,079. In addition, the amended agreement provides that the Company will earn fees for providing advisory services to Shellpoint in connection with Shellpoint's sale of residential mortgage loans to third parties.

The Agreement allows for capital contributions from Shellpoint to the Company for the purpose of complying with regulatory capital requirements. During 2014, Shellpoint contributed $255,000 to the Company for the purpose of maintaining adequate regulatory capital.

5. LIQUIDITY

The Company suffered a net loss of $234,256 and had negative cash flows from operations of $239,399 for the year ended December 31, 2014. If the Company is unable to meet current obligations as they come due as a result of an inability to raise further funds, the Company could be forced to substantially reduce operations. The Company received $255,000 in capital contributions from Shellpoint Partners in 2014 and will continue to receive capital contributions per the letter of support from Shellpoint Partners. These factors mitigate the doubts about the Company's ability to continue as a going concern and be compliant with the Net Capital rules.

6. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred during the period from the balance sheet date through February 26, 2015, the date the Company's financial statements are available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

On January 30, 2015, the Company repaid $174,490 of intercompany indebtedness to Shellpoint which represented the entire amount owed as of December 31, 2014. Shellpoint subsequently advanced $200,000 to the Company which was approved as a capital contribution on February 12, 2015, for the purpose of maintaining an adequate level of regulatory capital.

On February 2, 2015, the Company earned an advisory fee of approximately $43,000 in connection with the sale of residential mortgage loans by its parent Shellpoint Partners.

SUPPLEMENTARY INFORMATION

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

NET CAPITAL - Total members' equity	$ 79,563
DEDUCTIONS AND/OR CHARGES - Nonallowable assets	
Prepaid expenses	(3,758)
Total nonallowable assets	(3,758)
Net capital	$ 75,805
AGGREGATE INDEBTEDNESS - Accrued expenses and other liabilities	$ 188,240
MINIMUM NET CAPITAL REQUIREMENT (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 12,549
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 63,256
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.48 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Grant Thornton

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH, D.C. 201 SECTION

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shellpoint Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shellpoint Capital LLC, (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 26, 2015

SHELLPOINT CAPITAL LLC
140 E. 45th Street
37th Floor
New York, NY 10017

Exemption Report

Shellpoint Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Shellpoint Capital LLC

I, Joseph McSherry, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO

February 26, 2015